2016-01-25 04:29PM EST
Status: Accepted

BROKER OR DEALER		
CAPITAL MANAGEMENT OF THE CAROLINAS, LLC	as of	12/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 1,004	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 244,206	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 243,206	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 15,060	3790
17. Add:		
A. Drafts for immediate credit . . . . $_____ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $_____ 3810		
C. Other unrecorded amounts (List) . . . . $_____ 3820	$	3830
19. Total aggregate indebtedness	$ 15,060	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . %	6.04	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . %	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$_____	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$_____	3880
24. Net capital requirement (greater of line 22 or 23)	$_____	3760
25. Excess net capital (line 10 less 24)	$_____	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$_____	3920

NOTES:

(A) The minimum net capital requirement should be computed by   adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be   consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits   if alternative method is used.

(B) Do not deduct the value of securities borrowed under   subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form   and the market values of the memberships in exchanges contributed for use of company (contra to item 1740)   and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5,   respondent should provide a list of material non-allowable assets.

See report of independent registered public accounting firm.

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